Exhibit 4.21

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

DRUG DELIVERY PATENT SUBLICENSE AGREEMENT

This Drug Delivery Patent Sublicense Agreement (Agreement) is entered into as of May      2002 (Effective Date) by and between Amersham Health A.S. (formerly Nycomed Imaging A.S.), a company organized under the laws of Norway with offices at Nycoveien 2, Post Office Box 4220, Torshov, N-0401, Oslo, Norway (AH), and KS Avicenna, Inc. (formerly INTELLIgene Expressions Inc.) a corporation organized under the laws of Canada, with offices at Edmonton Research Park, 1938-94 Street, Edmonton, Alberta, Canada T6N 1J3 (KSA).

WHEREAS, pursuant to a Patent License Agreement, L-007-96/0, dated July 17, 2000, AH is the licensee of certain patent rights from the National Institutes of Health (NIH) or the Centers for Disease Control (CDC), or the Food and Drug Administration (FDA) hereafter singly or collectively referred to as PHS, agencies of the United States Public Health Service within the Department of Health and Human Services (the Existing Drug Delivery Agreement).

WHEREAS, AH wishes to sublicense the certain patent rights (defined below) licensed under the Existing Drug Delivery Agreement to, and KSA wishes to obtain such rights, all as set forth under the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	DEFINITIONS. Except as otherwise defined in this Agreement, capitalized terms shall have the meaning set forth in this Section 1.

FDA means the United States Food and Drug Administration of the Department of Health and Human Services, and any successor entity.

Government means the government of the United States of America.

Licensed Fields of Use means the use of the Licensed Patent Rights in the intratumoral delivery of Licensed Products as defined in the Primary Sublicense Agreement (defined below), for the in vivo therapeutic treatment of human cancers of the central nervous system and/or the head and neck.

Licensed Patent Rights means:

(a) U.S. patent applications and patents listed in Appendix A, all divisions and continuations of these applications, all patents issuing from such applications, divisions, and continuations, and any reissues, reexaminations, and extensions of all such patents;

(b) to the extent that the following contain one or more claims directed to the invention or inventions claimed in (a) above: (i) continuations-in-part of (a) above; (ii) all divisions and continuations of these continuations-in-part; (iii) all patents issuing from such continuations-in-part, divisions, and continuations; and (iv) any reissues, reexaminations, and extensions of all such patents;

(c) to the extent that the following contain one or more claims directed to the invention or inventions claimed in (a) above: all counterpart foreign applications and patents to (a) and (b) above, including those listed in Appendix A.

Licensed Patent Rights shall not include (b) or (c) above to the extent that they contain one or more claims directed to new matter which is not the subject matter of a claim in (a) above.

Licensed Product(s) means tangible materials which, in the course of manufacture, use, or sale would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

Licensed Process(es) means processes which, in the course of being practiced would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

Licensed Territory means the Licensed Territory as defined in the Primary Sublicense Agreement (defined below).

Net Sales means the total gross receipts for sales of Licensed Products or practice of Licensed Processes by or on behalf of KSA or its sublicensees, and from leasing, renting or otherwise making Licensed Products available to others without sale or other dispositions, whether invoiced or not, less returns and allowances actually granted, packing costs, insurance costs, freight out, taxes or excise duties imposed on the transaction (if separately invoiced), and wholesaler and cash discounts in amounts customary in the trade. No deductions shall be made for sales or other commissions paid to individuals, whether they be with independent sales agencies or regularly employed by KSA, or sublicensees, or for the cost of collections.

PHS Payment means the payment obligations from AH to PHS under the Existing Drug Delivery Agreement, which shall include ongoing royalties and any milestone payments described thereunder.

PHS Flowthrough Terms means those provisions setting forth certain rights of PHS and obligations of KSA to PHS, as set forth in Appendix B to this Agreement.

Primary Sublicense Agreement means a sublicense agreement between AH and KSA dated May 19, 2000.

Royalty and Royalties shall have the meaning set forth in Section 4.1 of this Agreement.

2.	GRANT OF RIGHTS.

2.1 To Licensed Patent Rights. Subject to the terms and conditions of this Agreement, AH hereby grants and KSA accepts a non-exclusive license under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, and to sell and have sold any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

2.2 Limitations. This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of AH or PHS other than Licensed Patent Rights regardless of whether such patents are dominant or subordinate to Licensed Patent Rights.

2.3 Sublicensing Rights.

2.3.1 Ability to Sublicense. Upon written approval by PHS, which approval will not be unreasonably withheld, nor will a decision on approval be unduly delayed, KSA may enter into sublicensing agreements under the Licensed Patent Rights subject to the Royalty obligations set forth in Section 4.1 herein, provided that such Licensed Patent Rights may be sublicensed only to a party to whom KSA has granted a sublicense under the Sublicense Agreement, effective May 19, 2000 between KSA and AH (the Primary Sublicense Agreement).

2.3.2 Applicability of PHS Flowthrough Terms. KSA agrees that any sublicenses granted by it shall provide that the rights of and obligations to PHS as set forth in the PHS Flowthrough Terms of this Agreement shall be binding upon the sublicensee(s) as if it were a party to this Agreement. KSA further agrees to attach copies of the PHS Flowthrough Terms to all such sublicense agreements.

2.3.3 Sublicensee s Rights upon Termination. Any sublicenses granted by KSA shall provide for the termination of the sublicense, or the conversion to a license directly between such sublicensees and PHS, at the option of the sublicensee, upon termination of this Agreement or upon termination of the L-006-96/0 Patent License Agreement, effective February 7, 1996, between Nycomed Imaging A.S. (as the successor in interest to Nycomed Pharma A.S.) and PHS (the Existing Agreement), including any sublicense thereof. Such conversion is subject to PHS approval and contingent upon acceptance by the sublicensee of the remaining provisions of this Agreement.

2.3.4 Copies to AH. KSA agrees to promptly forward to PHS and AH a copy of each fully executed sublicense agreement, in all events not later than thirty (30) days after the execution of such agreement.

2.4 Reserved Government Rights; PHS Flowthrough Provisions.

2.4.1 Government Reserved Rights. Prior to the initial transfer by or on behalf of KSA or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of KSA or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales, KSA agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use.

2.4.2 Manufacturing in US for US Distribution. KSA agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

2.4.3 PHS Flowthrough Provisions. KSA understands and agrees that the Licensed Patent Rights are licensed to AH from PHS under the Existing Drug Delivery Agreement, and that PHS requires that the PHS Flowthrough Provisions apply to any licensee of the Licensed Patent Rights. The PHS Flowthrough Provisions are incorporated herein by reference, and KSA understands and agrees that PHS shall have the rights to bring suit directly against KSA to enforce its rights under this Agreement.

3.	DOMESTIC AND FOREIGN PATENT FILING, PROSECUTION AND MAINTENANCE; PATENT ENFORCEMENT.

3.1 Filing, Prosecution and Maintenance. PHS has responsibility for the preparation, filing, prosecution, and maintenance of any and all patent applications included in the Licensed Patent Rights and shall furnish copies of relevant patent-related documents as PHS deems necessary to AH who agrees to furnish such copies to KSA. As between the parties, PHS shall have the sole right to conduct the preparation, filing, prosecution and maintenance of any and all patent applications or patents included in the Licensed Patent Rights. KSA shall promptly inform PHS and AH as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights; KSA may provide comments and suggestions to AH and PHS with respect to such preparation, filing and maintenance.

3.2 Patent Enforcement. KSA agrees to notify AH and PHS promptly of each infringement or possible infringement, as well as any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which KSA becomes aware. Except as set forth herein, as between the parties, AH and PHS shall have the sole right to pursue claims of infringement of the Licensed Patent Rights against third parties; provided, however, that AH neither represents nor warrants that it will commence legal actions against third parties infringing the Licensed Patent Rights.

3.3 Potential Enforcement by KSA. Pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code, KSA may: a) bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Licensed Patent Rights; b) in any such suit, engage infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for such infringement; and c) settle any claim or suit for infringement of the Licensed Patent Rights provided, however, that PHS and appropriate Government authorities shall have the first right to take such actions and shall have a continuing right to intervene in such suit. KSA shall take no action to compel the Government either to initiate or to join in any such suit for patent infringement. KSA may request the Government to initiate or join any such suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any such suit, KSA shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of such motion or other action, including any and all costs incurred by the Government in opposing any such motion or other action. Upon KSA s payment of all costs incurred by the Government, as a result of KSA s joinder motion or other action, these actions by KSA will not be considered a default in the performance of any material obligation under this Agreement. In all cases, KSA agrees to keep PHS and AH reasonably apprised of the status and progress of any litigation. Before KSA commences an infringement action, KSA shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

3.4 AH Cooperation in KSA Enforcement Actions. AH shall cooperate fully with KSA in connection with an infringement action initiated under Section 3.3. AH agrees promptly to provide access to all necessary documents and to render reasonable assistance in response to a request by KSA at KSA s expense.

3.5 Declaratorv Judgment Actions. In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patent Rights shall be brought against KSA or raised by way of counter claim or affirmative defense in an infringement suit brought by KSA under Section 3.3, pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code or other statutes, KSA may: a) defend the suit in its own name, at its own expense, and on its own behalf for presumably valid claims in the Licensed Patent Rights; b) in any such suit, ultimately to enjoin infringement and to collect for its use, damages, profits, and awards of whatever nature recoverable for such infringement; and c) settle any claim or suit for declaratory judgment involving the Licensed Patent Rights provided, however, that PHS and appropriate Government authorities shall have the first right to take such actions and shall have a continuing right to intervene in such suit. KSA shall take no action to compel the Government either to initiate or to join in any such declaratory judgment action. KSA may request the Government to initiate or join in any such suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any such suit by motion or any other action of KSA, KSA shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of such motion or other action. Upon KSA s payment of all costs incurred by the Government as a result of KSA s joinder motion or other action, these actions by KSA will not be considered a default in the performance of any material obligation under this Agreement. If KSA elects not to defend against such declaratory judgment action, PHS, at its option, may do so at its own expense. In all cases, KSA agrees to keep AH reasonably apprised of the status and progress of any litigation. Before KSA commences an infringement action, KSA shall notify PHS and AH and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

4.	PAYMENTS.

4.1 Royalty. The parties agree and acknowledge that pursuant to Section 2.6.1 of the Primary Sublicense Agreement, the license granted pursuant to Article 2 of this Agreement is granted for no additional payments beyond those set forth in the Primary Sublicense Agreement, except only as set forth in Section 4.2. Accordingly, KSA shall not owe any additional royalties under this Agreement for the sale of Licensed Products or practice of Licensed Processes, provided that KSA shall remain responsible for the payment of royalties in accordance with the Primary Sublicense Agreement such that any Net Sales, as defined herein, have been accounted for under the Primary Sublicense Agreement and applicable royalties have been paid to AH with respect to such Net Sales. In the event that such royalties are not paid under the Primary Sublicense Agreement, KSA shall pay AH a royalty based on Net Sales, as defined herein, at the same rates and amounts and on the same terms and conditions as specified in Section 4 of the Primary Sublicense Agreement (hereinafter referred to as the Royalty or Royalties). Additionally and for example, while the Primary Sublicense Agreement and this Agreement are in effect, KSA shall pay AH the royalty rate set forth in the Primary Sublicense Agreement on Net Sales of Licensed Products or practice of Licensed Processes as those terms are defined under the Primary Sublicense Agreement and this Agreement, specifically, the applicable royalty rate under the Primary Sublicense Agreement and zero percent (0.0%) under this Agreement. AH agrees that the Royalty shall not be applied to any component of the Licensed Products or Licensed Processes, as defined herein, required to deliver the Licensed Products as defined in the Primary Sublicense Agreement and not claimed in the Licensed Patents as defined herein.

4.2 Continuing Royalty. Notwithstanding the terms of Section 4.1, after expiration of the last to expire of the Licensed Patent Rights, as defined in the Primary Sublicense Agreement, and until expiration of the last to expire of the Licensed Patent Rights, as-defined herein, KSA shall pay AH a royalty of * of Net Sales as defined in this Agreement and, without duplication, Net Sales as defined in the Primary Sublicense Agreement (without regard to the term of any patent) in combination with Net Sales as defined in this Agreement. KSA further agrees that the total earned royalties due to AH can rise to a maximum total of * should the provisions of the related non-exclusive patent licenses, the Manufacturing Patent License Agreement and Chloroquine Patent Sublicense Agreement between the parties and dated on even date herewith, be in effect. In such a case, * under this Agreement, * under such Manufacturing Patent License Agreement and * under such Chloroquine Patent Sublicense Agreement.

4.3 Payment Terms. All payments, if any, under this Agreement shall be made in U.S. dollars. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the rate quoted in The Wall Street Journal on the day that the payment is due. All checks and bank drafts shall be drawn on United States banks and shall be payable to Amersham Health, A.S. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by KSA. All Royalty payments due under this Agreement shall be mailed to the following address: Nycoveien 2, Post Office Box 4220, Torshov, N-0401, Oslo, Norway, Attention: Jim Martin. The Royalty report required by Section 5.2 of this Agreement shall accompany each such payment and a copy of such report shall also be mailed to AH at its address for notices. All amounts payable under this Agreement are exclusive of all sales, use, value-added, withholding, and other taxes and duties. KSA will pay all taxes and duties assessed in connection with this Agreement and its performance by any authority within or outside of the U.S., except for taxes payable on AH s net income. AH will be promptly reimbursed by KSA for any and all taxes and duties that AH may be required to pay in connection with this Agreement or its performance. AH shall cooperate and assist KSA with any steps that may be required to minimize the payment of taxes and duties under this Section or recover part or all of any taxes or duties paid under this Section. All amounts which remain unpaid after its due date shall be subject to interest charges at the rate of one percent (I%) per month, or the highest rate permitted by law, whichever is lower.

5.	RECORDS AND AUDITS; REPORTS.

5.1 Record keeping and Audits. KSA agrees to keep accurate and correct records of Licensed Products made, used, or sold and Licensed Processes practiced under this Agreement appropriate to determine the amount of Royalties, if any, due AH. Such records shall be retained for at least five (5) years following a given reporting period. They shall be available during normal business hours at KSA s premises for inspection at the expense of AH by an accountant or other designated auditor selected by AH for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to AH information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an under reporting or underpayment in excess of five (5%) percent for any twelve (12) month period, then KSA shall pay the unreported Royalties, including any late charges as required by Section 4.3 of this Agreement. All payments required under this Section shall be due within thirty (30) days of the date AH provides KSA notice of the payment due.

5.2 Royalty Report. KSA shall submit royalty reports in accordance with the provisions of the Primary Sublicense Agreement, until expiry thereof. Thereafter, upon royalties becoming due under section 4.2 of this Agreement, KSA shall submit to AH within thirty (30) days after each calendar half-year ending June 30 and December 31 a royalty report setting forth for the preceding half-year period the amount of the Licensed Products sold or Licensed Processes practiced by or on behalf of KSA in each country within the Licensed Territory, the Net Sales, and the amount of Royalties accordingly due. With each such royalty report, KSA shall submit payment of the earned Royalties due. If no earned royalties or payments are due to AH for any reporting period, the written report shall so state. The Royalty report shall be certified as correct by an authorized officer of KSA.

5.3 Additional Reports. AH and KSA acknowledge that KSA is obligated to submit certain written reports to PHS and AH under the Primary Sublicense Agreement. In the event that PHS requires that any additional reports be submitted under the Existing Drug Delivery Agreement, KSA shall provide such reports in a timely fashion upon request from either PHS or AH.

6.	PERFORMANCE BY KSA.

6.1 Efforts to Commercialize. KSA shall use its reasonable best efforts to introduce the Licensed Products into the commercial market or apply the Licensed Processes to commercial use as soon as practicable. Reasonable best efforts for the purpose of this provision shall include, but not be limited to, adherence to the Commercial Development Plan and performance of the Benchmarks as per Section 5.2.1 of the Primary Sublicense Agreement. The efforts of a sublicensee shall be considered the efforts of KSA.

6.2 Efforts to Make Available to Public. Upon first commercial sale, until the expiration of this Agreement, KSA shall use reasonable best efforts to keep Licensed Products and Licensed Processes reasonably accessible to the public in the Licensed Territory.

6.3 Indigent Patient Access Program. Following regulatory marketing approval for Licensed Products and/or Licensed Processes in the United States, KSA agrees to set up an indigent patient access program for Licensed Products or to include Licensed Products in an existing indigent patient access program such that Licensed Products and/or Licensed Processes may be provided to qualified indigent citizens of the United States who are not covered under any public or private health plan.

7.	WARRANTY AND DISCLAIMERS; INDEMNIFICATION BY KSA; LIMITATION OF LIABILITY.

7.1 Due Diligence by KSA. Except as specifically stated herein, AH makes no representations or warranties as to any aspect of the Licensed Products or Licensed Processes. AH does not make any representation or warranty as to the business prospects of the Licensed Products or Licensed Processes. KSA acknowledges and agrees that (a) KSA has conducted its own review and analysis, as it deemed necessary and appropriate, of the business prospects of the Licensed Products or Licensed Processes and is not relying on any representations or warranties from AH as to the business prospects; and (b) in making the decision to license the Licensed Patent Rights, KSA has relied solely on independent investigations made by KSA or KSA s financial and legal advisors, has had the opportunity to review information and have questions answered by management and employees of AH, and deems such information received and reviewed adequate to evaluate the merits and risks of the business prospects of the Licensed Products and Licensed Processes.

7.2 Mutual Authority. Each party represents and warrants to the other that:

7.2.1 Corporate Power. It is duly organized and validly existing under the laws of its state or country of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof.

7.2.2 Due Authorization. It is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action.

7.2.3 Binding Agreement. This Agreement is legally binding upon it and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by it to the best of its knowledge does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

7.3 Disclaimers.

7.3.1 No Warranty of Scope, Infringement, or Approvals. AH does not represent or warrant the validity of the Licensed Patent Rights and makes no representations or warranties whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties, or that the Licensed Products or Licensed Processes are acceptable for filing with the FDA or whether any authorization or approval will be obtained from the FDA.

7.3.2 General Disclaimer. THE LICENSED PATENT RIGHTS ARE LICENSED TO KSA ON AN AS IS BASIS, AND AH MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR OTHERWISE.

7.4 Indemnification by KSA. KSA shall indemnify and hold AH and PHS, its affiliates, officers, directors, employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of (a) the use by or on behalf of KSA, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights, or (b) the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes, or other products or processes developed in connection with or arising out of the Licensed Patent Rights. KSA agrees to maintain a liability insurance program consistent with sound business practice, with a minimum coverage of Ten Million Dollars (US$10,000,000), provided that the obligation to place liability insurance shall not become applicable until thirty (30) days prior to the first application for Institutional Review Board (IRB) Approval for Clinical Trials and such insurance program shall be satisfied by and not in addition to the obligations of KSA under Section 7.4 of the Primary Sublicense Agreement.

7.5 Indemnification by AH. AH shall indemnify and hold KSA, its affiliates, officers, directors, employees, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out claims brought by or for individuals who were administered a product embodying Licensed Products or using Licensed Process(es) that were created via AH’s development efforts prior to the Effective Date.

7.6 Exclusion of Damages and Limitation of Liability. IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY LOST REVENUES OR PROFITS, COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, OR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY, OR OTHERWISE, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. EXCEPT FOR THE INDEMNIFICATION UNDER SECTION 7.5 ABOVE, UNDER NO CIRCUMSTANCES SHALL AH BE LIABLE TO KSA FOR ANY AMOUNT GREATER THAN THE AMOUNT PAID BY KSA TO AH UNDER THE TERMS OF THIS AGREEMENT.

8.	TERM AND TERMINATION.

8.1 Term. This Agreement shall come into force and effect on the Effective Date, and, unless sooner terminated by the parties as otherwise provided, shall continue in effect until the last to expire of the Licensed Patent Rights (Term).

8.2 Events of Termination. Either party (or the specific party named below, as applicable) will have the right to terminate this Agreement if or upon:

8.2.1 Breach. The other party breaches any material term or condition of this Agreement and fails to cure such breach within sixty (60) days after written notice, which shall include without limitation any failure of KSA to meet the Benchmarks as may be modified under Section 5.2.2 of the Primary Sublicense Agreement;

8.2.2 Termination of Other Agreements. The termination of the Existing Drug Delivery Agreement or, prior to the expiration thereof, the termination of the Existing Agreement including any sublicense thereof or the termination of the Primary Sublicense Agreement;

8.2.3 Voluntary Bankruptcy. The other party becomes the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors;

8.2.4 Involuntary Bankruptcy. The other party becomes the subject of an involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing;

8.2.5 Government Restrictions. The Licensed Products and Licensed Processes may no longer be used, sold or otherwise distributed in the Licensed Territory due to government laws or regulations prevailing in the Licensed Territory;

8.2.6 Termination by PHS. This Agreement, and/or AH’s license to the Licensed Patent Rights from PHS under the Existing Drug Delivery Agreement, is terminated as a result of PHS reserved rights under either agreement; or

8.2.7 Nonuse by KSA. KSA determines that it does not wish to initiate or continue commercialization or other use of the Licensed Patent Rights under this Agreement, and provides AH with at least ninety (90) days prior written notice of its intent to terminate this Agreement.

8.3 Rights upon Termination. Upon any termination of this Agreement for any reason:

8.3.1 Not later than thirty (30) days following such termination, each party shall return to the other any and all Confidential Information of the other party in its possession or control.

8.3.2 In the event that AR terminates this Agreement, KSA shall promptly deliver to AH all KSA Know-How, and KSA hereby grants to AH a perpetual, nonexclusive license (with the right to sublicense) to use KSA Know-How as needed for AH and its sublicensees to fully exercise the Licensed Patent Rights. For purposes of this Agreement, KSA Know-How means all inventions, discoveries, trade secrets, information, experience, data, formulas, procedures and results, and improvements thereon, whether or not patentable or patented, which are created or obtained by KSA during the term of this Agreement in connection with its activities related to the Licensed Patent Rights, and which may be necessary or useful in the manufacture, use or sale of any Licensed Products or Licensed Processes.

8.3.3 KSA shall have the right to convert its license to the Licensed Patent Rights under this Agreement into a license directly from PHS, upon PHS approval of same and KSA’s consent to applicable provisions required by PHS.

9.	CONFIDENTIALITY.

9.1 Confidential Information. “Confidential Information” means: (a) any business or technical information of KSA or AH, including but not limited to any information relating to KSA’s or AH’s product plans, designs, costs, finances, marketing plans, business opportunities, personnel, research, pending patent applications, development or know-how; and (b) the terms and conditions of this Agreement.

9.2 Exceptions. Confidential Information shall not include information that: (a) is in or enters the public domain without breach of this Agreement through no fault of the receiving party; (b) the receiving party was demonstrably in possession of prior to first receiving it from the disclosing party; (c) the receiving party can demonstrate was developed by the receiving party independently and without use of or reference to the disclosing party’s Confidential Information; or (d) the receiving party receives from a third party without restriction on disclosure and without breach of a nondisclosure obligation.

9.3 Obligations. Each party will maintain the Confidential Information of the other party in strict confidence and will exercise due care with respect to the handling and protection of such Confidential Information, consistent with its own policies concerning protection of its own Confidential Information of like importance. Each party will use the Confidential Information of the other party only as expressly permitted herein, and will disclose such Confidential Information only to its employees and consultants as is reasonably required in connection with the exercise of its rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth herein executed in writing by such employees and consultants). KSA expressly understands and agrees that AH shall have the right to disclose Confidential Information of KSA to PHS solely to the degree required by AH’s disclosure obligations under the Existing Drug Delivery Agreement. However, each party may disclose Confidential Information of the other party pursuant to the order or requirement of a court, administrative agency, or other governmental body, provided that the receiving party gives reasonable notice to the other party to contest such order or requirement. Any such disclosure by the receiving party of the Confidential Information of the disclosing party, will, in no way, be deemed to change, affect or diminish the confidential and proprietary status of such Confidential Information.

9.4 Injunctive Relief. Each party acknowledges that improper use or disclosure of the Confidential Information of the other party would cause substantial harm to the other party that could not be remedied by the payment of damages alone. Accordingly, each party will be entitled to preliminary and permanent injunctive relief and other equitable relief for any breach of this Section 9.

10.	PHS CONSENTS. PHS hereby agrees as follows:

10.1 Approval of Sublicense. PHS has, in accordance with Article 4 of the Existing Drug Delivery Agreement, approved this Agreement.

10.2 Communications and Approvals. KSA shall have the right to report on AH’s behalf to, and to seek approvals on AH’s behalf from, PHS as contemplated under Sections 2.3.1, 2.3.2, 2.3.3, 2.4.1, 2.4.2, 2.4.3, 3.1, 3.2, 3.3, 3.4, 3.5, 5.1, 5.2, and 5.3 of this Agreement. Any reports or communications contemplated under those Sections shall be treated by PHS as reports or communications from AH. Any approvals given by PHS under the above referenced Sections shall be deemed an approval by AH under this Agreement.

11.	GENERAL PROVISIONS.

11.1 Waiver. Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver or that right by either party or excuse a similar subsequent failure to perform any such term or condition by this other party.

11.2 Entire Agreement. Save only as provided in the Primary Sublicense Agreement and the Existing Drug Delivery Agreement, this Agreement constitutes the entire agreement between the Parties relating to the subject matter of the Licensed Patent Rights and all prior negotiations, representations, agreements, and understandings are merged into, extinguished by, and completely expressed by this Agreement.

11.3 Severability. The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

11.4 Modification. If either party desires a modification to this Agreement, the Parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of such modification. No modification will be effective until a written amendment is signed by the signatories to this Agreement.

11.5 Governing Law; Dispute Resolution. The construction, validity, performance, and effect of this Agreement shall be governed by the laws of New Jersey and of the United States, excepting those portions thereof relating to conflicts of law. All disputes arising under this Agreement shall be resolved solely in the federal or state courts situated in New Jersey and both parties hereby submit to the personal jurisdiction thereof.

11.6 Notices. All notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail properly addressed to the other party at the address designated on the first page of this Agreement, or to such other address as may be designated in writing by such other party, and shall be effective as of the date of the postmark of such notice.

11.7 Assignment. This Agreement shall not be assigned by KSA except (a) with the prior written consent of AH, such consent to be reasonably given; or (b) as part of a sale or transfer of substantially the entire business of KSA relating to operations which concern this Agreement. KSA shall notify AH within ten (10) days of any assignment of this Agreement by KSA. In the event that any such assignment by KSA shall cause a payment to be due from AH to PHS under Section 14.07 of the Existing Drug Delivery Agreement, KSA shall promptly make such payment to AH for delivery to PHS.

11.8 Use of Items from AH and its Licensors. KSA agrees in its use of any AH supplied items to comply with all applicable statutes, regulations, and guidelines, including Public Health Service and National Institutes of Health Regulations and guidelines. KSA agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. KSA agrees not to use the items for research involving human subjects or clinical trials outside of the United States without notifying AH, in writing, of such research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to AH of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of such research or trials.

11.9 Export Control. KSA acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of such items may require a license from the cognizant agency of the U.S. Government or written assurances by KSA that it shall not export such items to certain foreign countries without prior approval of such agency. AH neither represents nor warrants that a license is or is not required or that, if required, it shall be issued.

11.10 Marking of Licensed Products. KSA agrees to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate Patent Pending status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in such a manner as to preserve AH’s or its licensor’s patent rights in such countries.

11.11 Survival. Sections 2.3.3, 2.4, 4, 7, 8, 9 and 11 of this Agreement shall survive termination of this Agreement.

11.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which when so executed, shall be deemed to be an original copy hereof, and all such counterparts together shall constitute one single agreement.

[Remainder of Page Left Blank]

[Signature Page to Sublicense Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives.

KS AVICENNA, INC.		AMERSHAM HEALTH A.S.

By:	/s/ Fahar Merchant	By:	/s/ Ase Aulie Michelet

Name:	Fahar Merchant	Name:	Ase Aulie Michelet

Title:	Chief Technology Officer	Title:	President Amersham Health A5

APPENDIX A

PATENTS OR PATENT APPLICATIONS

U.S. Patent 5,720,729 (USSN 08/616,785), issued on February 24, 1998 and entitled; Convection-Enhanced Drug Delivery, Inventors: Drs. Douglas W. Laske (NINDS), Edward H. Oldfield (NINDS), Richard H. Bobo (NINDS), Robert L. Dedrick (NCRR) and Paul F. Morrison (NCRR).

APPENDIX B

PHS FLOWTHROUGH TERMS

1. Manufacturing in US for US Distribution. KSA agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

2. Government Reserved Rights. Prior to the initial transfer by or on behalf of KSA or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of KSA or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales, KSA agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use.

3. Recordkeeping and Audits. KSA agrees to keep accurate and correct records of Licensed Products made, used, or sold and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due AH. Such records shall be retained for at least five (5) years following a given reporting periods. They shall be available during normal business hours at KSA’s premises for inspection at the expense of PHS by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an under reporting or underpayment in excess of five (5%) percent for any twelve (12) month period, then KSA shall pay the unreported Royalties, including any late charges as required by Section 4.5 of this Agreement. All payments required under this Section shall be due within thirty (30) days of the date PHS provides KSA notice of the payment due.

7. Efforts to Commercialize. KSA shall use its reasonable best efforts to introduce the Licensed Products into the commercial market or apply the Licensed Processes to commercial use as soon as practicable. Reasonable best efforts for the purpose of this provision shall include, but not be limited to, adherence to the Commercial Development Plan. The efforts of a sublicensee shall be considered the efforts of KSA.

8. Efforts to Make Available to Public. Upon first commercial sale, until the expiration of this Agreement, KSA shall use the reasonable best efforts to keep Licensed Products and Licensed Processes reasonably accessible to the public in the Licensed Territory.

9. Indemnification by KSA. KSA shall indemnify and hold AH and PHS, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of (a) the use by or on behalf of KSA, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights, or (b) the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes, or other products or processes developed in connection with or arising out of the Licensed Patent Rights. KSA agrees to maintain a liability insurance program consistent with sound business practice.

10. PHS reserves the right according to 35 U.S.C. Section 209(f)(4) to terminate or modify this Agreement if it is determined that such action is necessary to meet requirements for public use specified by Federal regulations issued after the date of the license and such requirements are not reasonably satisfied by KSA.

11. Within thirty (30) days of receipt of PHS unilateral decision to modify or terminate this Agreement, KSA may, consistent with the provisions of 37 CFR Section 404.11, appeal the decision by written submission to the Director of NIH or designee. The decision of the NIH Director or designee shall be the final agency decision. KSA may thereafter exercise any and all administrative or judicial remedies that may be available.

12. Within ninety (90) days after termination or expiration of this Agreement, a final report shall be submitted by KSA. Any royalty payments, including those related to patent expense, due to AH or PHS shall become immediately due and payable upon termination or expiration. If terminated, sublicensees may elect to convert their sublicenses to direct licenses with PHS in accordance with the terms of this Agreement.